EXHIBIT 10.1

AMENDMENT TO LOAN DOCUMENTS
(Amendment No. 5 to Credit Agreement)

This Amendment to Loan Documents is dated as of February 7, 2014 (the "Amendment"), and is among the Persons identified on the signature pages hereof as Lenders (which Persons (1) comprise each Person identified on the signature pages hereof as a new Lender (each, a "New Lender") and each Person identified on the signature pages hereof as an existing Lender, and (2) constitute the Required Lenders and, as applicable, all of the Lenders directly affected by the applicable amendments to be effected by this Amendment), WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association ("Wells Fargo"), as agent for the Lenders (Wells Fargo, in that capacity, "Agent"), PAC-VAN, INC., an Indiana corporation, as a Borrower and as a Grantor, and HARPER'S HOT SHOT SERVICE, INC., a Kentucky corporation, as a Grantor.

The Lenders, Agent, and Borrowers are party to a Credit Agreement dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified before the date of this Amendment, the "Credit Agreement"). Agent and Grantors are party to a Guaranty and Security Agreement dated as of September 7, 2012 (as amended, restated, supplemented, or otherwise modified before the date of this Amendment, the "U.S. Guaranty and Security Agreement"). As set forth in Section 1 below, defined terms used but not defined in this Amendment are as defined in the Credit Agreement or the U.S. Guaranty and Security Agreement, as applicable.

Each New Lender desires to become a Lender under the Credit Agreement.

The parties also desire to modify the Credit Agreement and the U.S. Guaranty and Security Agreement in certain respects.

The parties therefore agree as follows:

1.   **Definitions.** Defined terms used but not defined in this Amendment are as defined in the Credit Agreement or the U.S. Guaranty and Security Agreement, as applicable.

2.   **Increase to Maximum Revolver Amount; Joinder by New Lenders.** (a) Agent, Lenders, and the Loan Parties desire that the Maximum Revolver Amount be increased by $80,000,000, such that the Maximum Revolver Amount, after giving effect to that increase and this Amendment, would increase from $120,000,000 to $200,000,000. In connection with that request, the Lenders have agreed to provide new Revolver Commitments or increase their existing Revolver Commitments. Agent, Lenders, and the Loan Parties desire that the desired increase to the Maximum Revolver Amount become effective as of the effective date of this Amendment. The desired increase to the Maximum Revolver Commitment to be effected by this Amendment will not constitute a Revolver Increase.

(a)   Each New Lender hereby does the following: (1) confirms that it has received copies of the Credit Agreement and the other Loan Documents, together with copies of the financial statements referred to therein and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Amendment; (2) agrees that it will, independently and without reliance upon Agent or any other Lender, based upon such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking any action under the Loan Documents; (3) appoints and authorizes the Agent to take such

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action as agent on its behalf and to exercise such powers under the Loan Documents as are delegated to Agent by the terms thereof, together with such powers as are reasonably incidental thereto; and (4) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

(b)   As of the effective date of this Amendment, each New Lender will be a party to the Credit Agreement and have the rights and obligations of a Lender thereunder and under the other Loan Documents.

3.   **Amendments to Credit Agreement.**

(a)   Clause (A) of clause (i) of Section 2.3(b) of the Credit Agreement, which relates to the maximum aggregate outstanding amount of Swing Loans, is hereby amended to increase that maximum aggregate outstanding amount by replacing "$11,000,000" with "$20,000,000."

(b)   The second clause (A) of Section 2.3(d)(i) of the Credit Agreement, which relates to the maximum aggregate outstanding amount of Protective Advances, is hereby amended to increase that maximum aggregate outstanding amount by replacing "$11,000,000" with "$20,000,000."

(c)   Clause (1) of Section 2.3(d)(iv) of the Credit Agreement, which relates to the maximum aggregate outstanding amount of Extraordinary Advances, is hereby amended to increase that maximum aggregate outstanding amount by replacing "$11,000,000" with "$20,000,000."

(d)   Section 2.4(e) of the Credit Agreement is hereby amended by inserting after Section 2.4(e)(v) the following new Section 2.4(e)(vi):

"   (vi)   **Cash Equity Contributions.** Within 1 Business Day of the date of receipt by Pac-Van of any cash equity contribution made in connection with any issuance by GFC of Series C Preferred Stock of GFC, Borrowers shall prepay the outstanding principal amount of the Obligations in accordance with Section 2.4(f)(i) in an amount equal to 100% of such cash equity contribution."

(e)   Section 2.6(d) of the Credit Agreement is hereby amended by replacing the phrase "Except to the extent provided to the contrary in Section 2.10 or Section 2.12(a)" with the phrase "Except to the extent provided to the contrary in Section 2.10, Section 2.11(k), or Section 2.12(a)."

(f)   Section 2.11(k) of the Credit Agreement is hereby amended to read in its entirety as follows:

"   (k)   Borrowers shall pay immediately upon demand to Agent for the account of Issuing Bank as non-refundable fees, commissions, and charges (it being acknowledged and agreed that any charging of such fees, commissions, and charges to the Loan Account pursuant to the provisions of Section 2.6(d) shall be deemed to constitute a demand for payment thereof for the purposes of this Section 2.11(k)): (i) a fronting fee which shall be imposed by Issuing Bank upon the issuance of each Letter of Credit of 0.250% per annum of the face amount thereof, *plus* (ii) any and all other customary commissions, fees and charges then in effect imposed by, and any and all expenses incurred by, Issuing Bank, or by any adviser, confirming institution or entity or other nominated person, relating to Letters of Credit, at the time of issuance of any Letter of Credit and upon the occurrence of any other activity with respect to any Letter of Credit (including transfers, assignments of proceeds, amendments, drawings, renewals or cancellations)."

(g)   Section 2.14(a) of the Credit Agreement is hereby amended as follows:

(1)   by replacing the phrase "At any time during the period from and after the Closing Date through but excluding the date that is the four-year anniversary of the Closing Date" with the phrase "At any time during the period from and after the Amendment No. 5 Effective Date through but excluding the date that is the four-year anniversary of the Closing Date"; and

(2)   by replacing "$10,000,000" with "$20,000,000."

(h)   Section 4 of the Credit Agreement is hereby amended by inserting after Section 4.28 the following new Section 4.29:

"   4.29   **Hedge Agreements**. On each date that any Hedge Agreement is executed by any Hedge Provider, each Borrower and each other Loan Party satisfy all eligibility, suitability, and other requirements under the Commodity Exchange Act (7 U.S.C. § 1, et seq., as in effect from time to time) and the Commodity Futures Trading Commission regulations."

(i)   Section 6.6(a)(i) of the Credit Agreement is hereby amended to read in its entirety as follows:

"   (i)   optionally prepay, redeem, defease, purchase, or otherwise acquire any Indebtedness of any Borrower or its Subsidiaries, other than (A) the Obligations in accordance with this Amendment and the Mortgage Loan Documents, as applicable; (B) Permitted Intercompany Advances owing by a Loan Party to GFN, so long as before and immediately after giving effect to any such payment, (i) no Default or Event of Default shall have occurred and be continuing or would result therefrom, (ii) Pac-Van is Solvent, (iii) Excess Availability is greater than or equal to $20,000,000, and (iv) the Fixed Charge Coverage Ratio, measured on a trailing-twelve-months' basis as of the end of the most recently completed month for which financial statements have been provided to Agent pursuant to Section 5.1, both actual and giving *pro forma* effect to any such payment, will be greater than 1.25 to 1.00; and (C) other Permitted Intercompany Advances in accordance with the Intercompany Subordination Agreement, as applicable, or"

(j)   Clause (iii) of Section 6.7(g) of the Credit Agreement, which relates to the required Excess Availability for the Loan Parties' making certain Affiliate Distributions, is hereby amended to increase that required Excess Availability by replacing "$15,000,000" with "$20,000,000."

(k)   Section 6.7(h) of the Credit Agreement is hereby amended as follows:

(1)   by amending clause (i), which relates to the maximum aggregate of certain dividends that Pac-Van may declare and pay to GFN on account of Equity Interests issued to GFN by Pac-Van that do not constitute "Series A Cumulative Preferred Stock" (as defined in Pac-Van's Governing Documents as in effect on the date of this Agreement) in any fiscal year, to increase maximum aggregate amount by replacing "$4,000,000" with "$5,000,000"; and

(2)   by amending clause (3), which relates to the required Excess Availability for Pac-Van's declaring and paying certain dividends to GFN on account of Equity Interests issued to GFN by Pac-Van that do not constitute "Series A Cumulative Preferred Stock" (as defined in Pac-Van's Governing Documents as in effect on the date of this Agreement) in any fiscal year, to increase that required Excess Availability by replacing "$4,000,000" with "$5,000,000."

(l)   Section 16.3(a) of the Credit Agreement is hereby amended to read in its entirety as follows:

"   (a)   If a Lender or a Participant is subject to an applicable withholding tax, Agent (or, in the case of a Participant, the Lender granting the participation) may withhold from any payment to such Lender or such Participant an amount equivalent to the applicable withholding tax. If the forms or other documentation required by Section 16.2(a) or 16.2(c) are not delivered to Agent (or, in the case of a Participant, to the Lender granting the participation), then Agent (or, in the case of a Participant, to the Lender granting the participation) may withhold from any payment to such Lender or such Participant not providing such forms or other documentation an amount equivalent to the applicable withholding tax."

(m)   Schedule 1.1 to the Credit Agreement is hereby amended to insert after the definition of "Agreement" and before the definition of "Applicable Margin" (as amended by this Amendment) the following new definition:

"   "Amendment No. 5 Effective Date" means the effective date of an Amendment to Loan Documents dated as of February 7, 2014, between Agent, certain of the Lenders, and certain of the Loan Parties, which effective date is February 7, 2014."

(n)   The definition of "Applicable Margin" in Schedule 1.1 to the Credit Agreement is hereby amended to read in its entirety as follows:

"   "Applicable Margin" means, as of any date of determination and with respect to Base Rate Loans or LIBOR Rate Loans, as applicable, the applicable margin set forth in the following table that corresponds to the Average Excess Availability of Borrowers for the most recently completed month; provided, that any time an Event of Default has occurred and is continuing, the Applicable Margin shall be set at the margin in the row styled "Level III":

Level	Average Excess Availability	Applicable Margin (Base Rate Loans)	Applicable Margin (LIBOR Rate Loans)
I	Greater than or equal to 25% of the Maximum Revolver Amount	1.00%	2.50%
II	Less than 25% of the Maximum Revolver Amount but greater than or equal to 10% of the Maximum Revolver Amount	1.25%	2.75%
III	Less than 10% of the Maximum Revolver Amount	1.50%	3.00%

The Applicable Margin shall be re-determined as of the first day of each calendar month of Borrowers. The Applicable Margin relative to Base Rate Loans is referred to as the "Base Rate Margin." The Applicable Margin relative to LIBOR Rate Loans is referred to as the "LIBOR Rate Margin.""

(o)   The definition of "Available Increase Amount" in Schedule 1.1 to the Credit Agreement is hereby by replacing "$10,000,000" with "$20,000,000."

(p)   The definition of "Excluded Taxes" in Schedule 1.1 to the Credit Agreement is hereby amended as follows: (1) by replacing ", and" at the end of clause (ii) with a semicolon; (2) by replacing the period at the end of clause (iii) with "; and"; and (3) by inserting after amended clause (iii) the following new clause (iv):

"(iv) any United States federal withholding taxes imposed under FATCA."

(q)   Schedule 1.1 to the Credit Agreement is hereby further amended to insert after the definition of "Extraordinary Receipts" and before the definition of "Fee Letter" the following new definition:

"   "FATCA" means Sections 1471 through 1474 of the IRC, as of the date of the Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof."

(r)   The definition of "Fee Letter" in Schedule 1.1 to the Credit Agreement is hereby amended to read in its entirety as follows:

"   "Fee Letter" means that certain fee letter, dated as of Amendment No. 5 Effective Date, among Borrowers and Agent, in form and substance reasonably satisfactory to Agent. The Fee Letter amends and restates the "Fee Letter" under and as defined in this Agreement as in effect before the Amendment No. 5 Effective Date."

(s)   Clause (e) of the definition of "Fixed Charges" in Schedule 1.1 to the Credit Agreement is hereby amended to read in its entirety as follows:

"(e) all Affiliate Distributions and other Restricted Payments (other than (i) Affiliate Distributions under Section 6.7(e) or Section 6.7(h) and (ii) repayments under Section 6.6(a)(i) of Permitted Intercompany Advances owing to GFN) paid (whether in cash or other property, other than common Equity Interest) during such period."

(t)   The definition of "Lender Group Expenses" in Schedule 1.1 to the Credit Agreement is hereby amended to read in its entirety as follows:

"   "Lender Group Expenses" means all (a) reasonable costs or expenses (including taxes and insurance premiums) required to be paid by any Borrower or its Subsidiaries under any of the Loan Documents that are paid, advanced, or incurred by the Lender Group, (b) documented and reasonable out-of-pocket fees or charges paid or incurred by Agent in connection with the Lender Group's transactions with each Borrower and its Subsidiaries under any of the Loan Documents, including photocopying, notarization, couriers and messengers, telecommunication, public record searches, filing fees, recording fees, publication, real estate surveys, real estate title policies and endorsements, and environmental audits, (c) Agent's customary fees and charges imposed or incurred in connection with any background checks or OFAC/PEP searches related to any Borrower or its Subsidiaries, (d) Agent's customary and reasonable fees and charges (as adjusted from time to time) with respect to the disbursement of funds (or the receipt of funds) to or for the account of any Borrower (whether by wire transfer or otherwise), together with any out-of-pocket costs and expenses incurred in connection therewith, (e) customary and reasonable charges imposed or incurred by Agent resulting from the dishonor of checks payable by or to any Loan Party, (f) reasonable documented out-of-pocket costs and expenses paid or incurred by the Lender Group to correct any default or enforce any provision of the Loan Documents, or during the continuance of an Event of Default, in gaining possession of, maintaining, handling, preserving, storing, shipping, selling, preparing for sale, or advertising to sell the Collateral, or any portion thereof, irrespective of whether a sale is consummated, (g) field examination, appraisal, and valuation fees and expenses of Agent related to any field examinations, appraisals, or valuation to the extent of the fees and charges (and up to the amount of any limitation) provided in Section 2.10 of the Agreement, (h) Agent's reasonable costs and expenses (including reasonable documented attorneys' fees and expenses) relative to third-party claims or any other lawsuit or adverse proceeding paid or incurred, whether in enforcing or defending the Loan Documents or otherwise in connection with the transactions contemplated by the Loan Documents, Agent's Liens in and to the Collateral, or the Lender Group's relationship with any Borrower or any of its Subsidiaries, (i) Agent's reasonable documented costs and expenses (including reasonable documented attorneys' fees and due diligence expenses) incurred in advising, structuring, drafting, reviewing, administering (including travel, meals, and lodging), syndicating (including reasonable costs and expenses relative to CUSIP, DXSyndicate™, SyndTrak or other communication costs incurred in connection with a syndication of the loan facilities), or amending, waiving, or modifying the Loan Documents, and (j) Agent's and each Lender's

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reasonable documented costs and expenses (including reasonable documented attorneys, accountants, consultants, and other advisors fees and expenses) incurred in terminating, enforcing (including attorneys, accountants, consultants, and other advisors fees and expenses incurred in connection with a "workout," a "restructuring," or an Insolvency Proceeding concerning any Borrower or any of its Subsidiaries or in exercising rights or remedies under the Loan Documents), or defending the Loan Documents, irrespective of whether a lawsuit or other adverse proceeding is brought, or in taking any enforcement action or any Remedial Action with respect to the Collateral."

(u)   The definition of "LIBOR Rate" in Schedule 1.1 to the Credit Agreement is hereby amended by replacing "www.mworld.com" with "https://capitalmarkets.mworld.com."

(v)   The definition of "Maximum Revolver Amount" in Schedule 1.1 to the Credit Agreement is hereby amended to increase the Maximum Revolver Amount by replacing "$110,000,000" with "$200,000,000."

(w)   Clause (A) of clause (ii) of clause (b) of the definition of "Net Unfinanced Capital Expenditures" in Schedule 1.1 to the Credit Agreement is hereby amended by replacing the phrase "during the term of this Agreement" with the phrase "in any fiscal year."

(x)   The definition of "Permitted Intercompany Advances" in Schedule 1.1 to the Credit Agreement is hereby amended to read in its entirety as follows:

"   "Permitted Intercompany Advances" means loans made by (a) a Loan Party to another Loan Party, (b) a Subsidiary of a Borrower that is not a Loan Party to another Subsidiary of a Borrower that is not a Loan Party, (c) a Subsidiary of a Borrower that is not a Loan Party to a Loan Party, so long as the parties thereto are party to the Intercompany Subordination Agreement, and (d) GFN to a Loan Party, so long as the parties thereto are party to the Intercompany Subordination Agreement."

(y)   The definition of "Series C Preferred Stock of GFC" in Schedule 1.1 to the Credit Agreement is hereby amended to read in its entirety as follows:

"   "Series C Preferred Stock of GFC" means Series C Cumulative Redeemable Perpetual Preferred Stock issued by GFC, which shall not, in any event, exceed 540,000 shares of such Equity Interest."

(z)   Schedule C-1 to the Credit Agreement is hereby amended to read in its entirety as set forth in Exhibit A to this Amendment.

(aa)   Schedule 5.1 to the Credit Agreement is hereby amended to read in its entirety as set forth in Exhibit B to this Amendment.

(bb)   Schedules A-2, D-1, P-1, P-2, 4.1(b), 4.1(c), 4.1(d), 4.6(b), 4.10, 4.11, 4.14, 4.24, 4.27, 5.6, 5.14, and 6.5 to the Credit Agreement are hereby amended to read in their entirety as set forth in Exhibit C to this Amendment.

4.   **Amendments to U.S. Guaranty and Security Agreement.**

(a)   The definition of "Guarantied Obligations" in Section 1(a) of the U.S. Guaranty and Security Agreement is hereby amended by inserting the following new sentence at the end of that definition: "Anything to the contrary contained in the foregoing notwithstanding, the Guarantied Obligations do not include any Excluded Swap Obligations."

(b)   The definition of "Secured Obligations" in Section 1(a) of the U.S. Guaranty and Security Agreement is hereby amended by inserting the following new sentence at the end of that definition: "Anything to the contrary contained in the foregoing notwithstanding, the Secured Obligations do not include any Excluded Swap Obligations."

(c)   Section 1(a) of the U.S. Guaranty and Security Agreement is hereby further amended by inserting the following new definitions, each in appropriate alphanumeric order:

"   "Commodity Exchange Act" means the Commodity Exchange Act (7 U.S.C. § 1, et seq.), as amended from time to time, and any successor statute.

"Excluded Swap Obligations" means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guaranty of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guaranty thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation, or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor's failure for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guaranty of such Guarantor or the grant of such security interest becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal.

"Qualified ECP Guarantor" means, in respect of any Swap Obligation, each Grantor that has total assets exceeding $10,000,000 at the time the relevant guaranty, keepwell, or grant of the relevant security interest becomes effective with respect to such Swap Obligation or such other person as constitutes an "eligible contract participant" under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an "eligible contract participant" at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

"Swap Obligation" means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract, or transaction that constitutes a "swap" within the meaning of Section 1a(47) of the Commodity Exchange Act."

(d)   Section 2(a) of the U.S. Guaranty and Security Agreement is hereby amended as follows:

(1)   by replacing the phrase "If any or all of the Obligations becomes due and payable" with the phrase "If any or all of the Obligations constituting Guarantied Obligations becomes due and payable";

(2)   by replacing the phrase "including the enforcement of any collateral for such Obligations" with the phrase "including the enforcement of any collateral for such Guarantied Obligations"; and

(3)   by replacing the phrase "received in payment of or on account of any or all of the Obligations" with the phrase "received in payment of or on account of any or all of the Guarantied Obligations."

(e)   Section 2(b) of the U.S. Guaranty and Security Agreement is hereby amended by replacing "Obligations" with "Guarantied Obligations."

(f)   Section 2(c) of the U.S. Guaranty and Security Agreement is hereby amended by replacing the phrase "independent of any security for or other guaranty of the Obligations" with the phrase "independent of any security for or other guaranty of the Guarantied Obligations."

(g)   Section 2(i)(i) of the U.S. Guaranty and Security Agreement is hereby amended as follows:

(1)   by replacing the phrase "other than payment of the Obligations" with the phrase "other than payment of the Guarantied Obligations"; and

(2)   by replacing the phrase "except to the extent the Obligations have been paid" with the phrase "except to the extent the Guarantied Obligations have been paid."

(h)   Section 2 of the U.S. Guaranty and Security Agreement is hereby further amended by inserting after Section 2(i) the following new Section 2(j):

"   (j)   Keepwell. Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Grantor to guaranty and otherwise honor all Obligations in respect of Swap Obligations (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 2(j) for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 2(j), or otherwise under the Loan Documents, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Qualified ECP Guarantor under this Section shall remain in full force and effect until payment in full of the Guarantied Obligations. Each Qualified ECP Guarantor intends that this Section 2(j) constitute, and this Section 2(j) shall be deemed to constitute, a "keepwell, support, or other agreement" for the benefit of each other Grantor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act."

(i)   Schedules 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, and 12 to the U.S. Guaranty and Security Agreement are hereby amended to read in their entirety as set forth in Exhibit D to this Amendment.

5.   **Representations.** To induce Agent and the Lenders to enter into this Amendment, each Loan Party hereby represents to Agent and the Lenders as follows:

(1)   that such Loan Party (A) is duly authorized to execute and deliver this Amendment, (B) if it is a Borrower, is and will continue to be duly authorized to borrow monies under the Credit Agreement, as amended by this Amendment, and (C) is and will continue to be duly authorized to perform its obligations under the Credit Agreement, as amended by this Amendment, and the U.S. Guaranty and Security Agreement, as amended by this Amendment, as applicable;

(2)   that the execution and delivery of this Amendment and the performance by such Loan Party of its obligations under the Credit Agreement, as amended by this Amendment, and the U.S. Guaranty and Security Agreement, as amended by this Amendment, as applicable, do not and will not conflict with any provision of law or of the Governing Documents of such Loan Party or of any agreement binding upon such Loan Party;

(3)   that each of this Amendment, the Credit Agreement, as amended by this Amendment, and the U.S. Guaranty and Security Agreement, as amended by this Amendment, as applicable, is a legal, valid, and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its terms, except as enforceability is limited by bankruptcy, insolvency, or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies;

(4)   that the representations and warranties set forth in Section 4 of the Credit Agreement, as amended by this Amendment, and in Section 6 of the U.S. Guaranty and Security Agreement, as amended by this Amendment, as applicable, are true and correct in all material respects (but if any representation or warranty is by its terms qualified by concepts of materiality, that representation or warranty is true and correct in all respects), in each case with the same effect as if such representations and warranties had been made on the date of this Amendment, with the exception that all references to the financial statements mean the financial statements most recently delivered to Agent except for such changes as are specifically permitted under the Credit Agreement and except to the extent that any such representation or warranty expressly relates to an earlier date;

(5)   that such Loan Party has complied with and is in compliance with all of the covenants set forth in the Credit Agreement, as amended by this Amendment, including those set forth in Section 5, Section 6, and Section 7 of the Credit Agreement, and the U.S. Guaranty and Security Agreement, as amended by this Amendment, including those set forth in Section 7 of the U.S. Guaranty and Security Agreement, as applicable; and

(6)   that as of the date of this Amendment, no Default or Event of Default has occurred and is continuing.

6.   **Conditions.** The effectiveness of this Amendment is subject to satisfaction of the following conditions:

(1)   that Agent has received this Amendment executed by Agent, the Lenders, and the applicable Loan Parties;

(2)   that Agent has received an amendment to the Intercompany Subordination Agreement, in form and substance reasonably satisfactory to Agent, executed by each applicable Person;

(3)   that Agent has received a fee letter, in form and substance reasonably satisfactory to Agent, executed by each applicable Person;

(4)   that Agent has received evidence satisfactory to Agent that Borrowers will have Excess Availability *plus* Qualified Cash of at least $20,000,000 immediately after giving effect to the transactions contemplated by this Amendment or to be effected under the Credit Agreement, as amended by this Amendment, on or before the effective date of this Amendment (including, without limitation, the payment of all fees and expenses required to be paid by Borrowers on or before the effective date of this Amendment under this Amendment, the Credit Agreement, or the other Loan Documents);

(5)   that Agent has received copies (executed or certified, as appropriate) of all other legal documents or minutes of proceedings taken in connection with the execution and delivery of this Amendment to the extent Agent or its counsel reasonably requests;

(6)   that Borrowers have paid all fees and expenses required to be paid by Borrowers on or before the effective date of this Amendment under this Amendment, the Credit Agreement, or the other Loan Documents (including, without limitation, all such fees payable to the Lenders); and

(7)   that all legal matters incident to the execution and delivery of this Amendment are satisfactory to Agent and its counsel.

7.   **Release.** Each Loan Party hereby waives and releases any and all current existing claims, counterclaims, defenses, or set-offs of every kind and nature which it has or might have against Agent or any Lender arising out of, pursuant to, or pertaining in any way to the Credit Agreement, the U.S. Guaranty and Security Agreement, any and all documents and instruments delivered in connection with or relating to the foregoing, or this Amendment. Each Loan Party hereby further covenants and agrees not to sue Agent or any Lender or assert any claims, defenses, demands, actions, or liabilities against Agent or any Lender which occurred prior to or as of the date of this Amendment arising out of, pursuant to, or pertaining in any way to the Credit Agreement, the U.S. Guaranty and Security Agreement, any and all documents and instruments delivered in connection with or relating to the foregoing, or this Amendment.

8.   **Miscellaneous.**

(a)   This Amendment is governed by, and is to be construed in accordance with, the laws of the State of Illinois. Each provision of this Amendment is severable from every other provision of this Amendment for the purpose of determining the legal enforceability of any specific provision.

(b)   This Amendment binds Agent, each Lender, and each Loan Party and their respective successors and assigns, and will inure to the benefit of Agent, the Lenders, and each Loan Party and the successors and assigns of Agent and each Lender.

(c)   Except as specifically modified or amended by the terms of this Amendment, all other terms and provisions of the Credit Agreement, the U.S. Guaranty and Security Agreement, and the other Loan Documents are incorporated by reference in this Amendment and in all respects continue in full force and effect. Each Loan Party, by execution of this Amendment, hereby reaffirms, assumes, and binds itself to all of the obligations, duties, rights, covenants, terms, and conditions that are contained in the Credit Agreement, the U.S. Guaranty and Security Agreement, and the other Loan Documents, as applicable.

(d)   Each reference in the Credit Agreement to "this Agreement," "hereunder," "hereof," or words of like import, and each reference to the Credit Agreement in any and all instruments or documents delivered in connection therewith, will be deemed to refer to the Credit Agreement, as amended by this Amendment. Each reference in the U.S. Guaranty and Security Agreement to "this Agreement," "hereunder," "hereof," or words of like import, and each reference to the Credit Agreement in any and all instruments or documents delivered in connection therewith, will be deemed to refer to the U.S. Guaranty and Security Agreement, as amended by this Amendment.

(e)   This Amendment is a Loan Document. Each Borrower hereby acknowledges that Agent's reasonable costs and out-of-pocket expenses (including reasonable attorneys' fees) incurred in drafting this Amendment and in amending the Loan Documents as provided in this Amendment constitute Lender Group Expenses.

(f)   The parties may sign this Amendment in several counterparts, each of which will be deemed to be an original but all of which together will constitute one instrument.

[Signature pages to follow]

The parties are signing this Amendment to Loan Documents as of the date stated in the introductory clause.

PAC-VAN, INC.,
as a Borrower and as a Grantor

By: /s/ Christopher A. Wilson
Name: Christopher A. Wilson
Title   Secretary

HARPER'S HOT SHOT SERVICE, INC.,
as a Grantor

By: /s/ Christopher A. Wilson
Name: Christopher A. Wilson
Title   Secretary

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Agent and as an existing Lender

By: /s/ Brian Hynds
Name: Brian Hynds
        Its Authorized Signatory

HSBC BANK USA, N.A.,
as an existing Lender

By: /s/ William M. Ozaki
Name: William M. Ozaki
        Its Authorized Signatory

THE PRIVATEBANK AND TRUST COMPANY,
as an existing Lender

By: /s/ Kyle Griffith
Name: Kyle Griffith
        Its Authorized Signatory

CAPITAL ONE BUSINESS CREDIT CORP.,
as a new Lender

By: /s/ Michael S. Burns
Name: Michael S. Burns
        Its Authorized Signatory

ONEWEST BANK, FSB,
as a new Lender

By: /s/ Daniel Rogerson
Name: Daniel Rogerson
        Its Authorized Signatory